EXHIBIT (d)(10)


           HART-SCOTT-RODINO WAITING PERIOD EXPIRES FOR BERTELSMANN's
                             TENDER OFFER FOR CDNOW


Gutersloh, Germany and Fort Washington, PA - (August 18, 2000) - Bertelsmann AG, the world's most international media company, and CDNOW, Inc. (Nasdaq:CDNW), the leading online music destination, today announced that the waiting period has expired under the Hart- Scott-Rodino Antitrust Improvements Act applicable to the pending tender offer by a wholly owned subsidiary of Bertelsmann for all outstanding shares of common stock of CDNOW. The tender offer remains subject to the other conditions listed in the Offer to Purchase. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 22, 2000, unless extended.


CDNOW, Inc., is the leading online music destination that offers the most comprehensive, personalized connection to the world of music. CDNOW's offerings consist of more than 500,000 music and entertainment-related items, including CDs, music downloads, cassettes, vinyl albums and Custom CDs, as well as music samples and intelligent album recommendations. CDNOW Media, the Company's interactive division, develops CDNOW's interactive content, including allstar(TM) News, artist interviews and reviews, and the Company's webcasting and entertainment initiatives. CDNOW's Video Shop includes an immense selection of movies in VHS, DVD and Laserdisc. Visitors can search the Video Shop by Advance Orders, New Releases, Best Sellers and more. CDNOW movie reviews, as well as actor/actress information, film ratings, reviews, and run times are available from AEC's All-Movie Guide(R). CDNOW, Inc., is the leading online music destination offering the ultimate connection to the world of music. Music fans can download free music and listen to free music samples and radio stations. Visitors can learn about the world of music through exclusive video interviews with artists, feature stories, allstar(TM) News, album reviews, expert recommendations and more. CDNOW sells over 500,000 items including CDs, digital downloads, Custom CDs and movies on VHS and DVDs. CDNOW offers the best in choice, convenience, control and customization, while helping people to discover and enjoy music in a personalized environment.


Bertelsmann AG is the world's most international media company with over 75,000 employees in more than 54 countries. Bertelsmann's business units include publishing firms, music and film companies, multimedia services, online commerce companies, daily newspapers, consumer magazines, radio and television stations, book clubs, trade journals, and other service companies that provide information, education and entertainment to a worldwide audience. To advance its global e-commerce objectives, Bertelsmann has established worldwide strategic alliances with AOL and the newly formed Terra Lycos to distribute Bertelsmann's books, music, television, film and other media content.

Contacts for BeCG:                           Contacts for CDNOW:

European Media:                              Media:
Name: Frank Sarfeld                          Name: Marlo Zoda
Phone: + 49-40-8080-33170                    Phone: (215) 619-9432
Frank.Sarfeld@Bertelsmann.de                            mzoda@cdnow.com

North American Media:                        Investors:
Name: Andy Brimmer / Jeremy Zweig            Name: Deborah Vondran
Joele Frank, Wilkinson Brimmer Katcher       Phone: (215) 619-9366
Phone: (212) 355-4449                        dvondran@cdnow.com
jdz@joelefrank.com